Exhibit 16.3

Tel: 212-885-8000	100 Park Avenue
Fax: 212-697-1299	New York, NY 10017
www.bdo.com

March 23, 2016

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

We have been furnished with a copy of the responses to Item 4.01 and Item 4.02 of Form 8-K for the event that occurred on March 21, 2016, to be filed by 6D Global Technologies, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.